Exhibit 99.3

                                           TALISMAN ENERGY INC.
                                           Suite 3400, 888 - 3rd Street S.W.
                                           Calgary, Alberta  T2P 5C5
                                           Christine D. Lee, Assistant Secretary
 Tel:  (403)237-1184
 Fax:  (403)231-3633
 File No.:  7-3-2-2-8-11
April 30, 2008

Alberta Securities Commission
4th Floor, 300 Fifth Avenue S.W.

Calgary, Alberta   T2P 3C4

Dear Sirs/Madams:

Re:	TALISMAN ENERGY INC. (the “Corporation”)

Part 12 of NI 51-102 – Material Contracts

In accordance with Part 12 of NI 51-102 we enclose a Shareholder Rights Plan Amendment Agreement dated as of April 30, 2008 between Talisman Energy Inc. and Computershare Trust Company of Canada as rights agent (the "Rights Plan Amendment Agreement").  The Rights Plan Amendment Agreement amends the shareholder rights plan agreement dated March 3, 1999, as amended and restated as of May 1, 2002 (the “Rights Agreement”), which Rights Agreement was further amended as of May 3, 2005.  The Rights Agreement was previously filed on SEDAR under project #00749187 on March 14, 2005, and the May 3, 2005 amendment to the Rights Agreement was previously filed on SEDAR under project #00777876 on May 5, 2005.

Yours truly,

TALISMAN ENERGY INC.

“Christine D. Lee”

CHRISTINE D. LEE

Enclosures